Filed pursuant to Rule 424(b)(3) of the Securities Act of 1933

Commission File No. 1-8641

PROSPECTUS SUPPLEMENT DATED MAY 5, 2003

TO PROSPECTUS, DATED MAY 1, 2003

Coeur D’Alene Mines Corporation

7,125,000 Shares of Common Stock

        The shares of common stock described in this prospectus supplement are being offered for sale from time to time by one of our current stockholders who acquired the shares in a private transaction with us in 1999. The selling stockholder will receive all of the proceeds from any sales. We will not receive any of the proceeds.

      The selling stockholder may sell the shares of common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. Shares may be sold at the market price of the common stock at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of shares.

      The selling stockholder will pay all brokerage fees and commissions and similar sales-related expenses and all fees and expenses of its counsel. We paid all other costs, fees and expenses relating to the registration of the shares with the Securities and Exchange Commission and the sale of those shares.

      Our common stock is listed on the New York Stock Exchange under the symbol “CDE”. On May 1, 2003, the last reported sale price for our common stock on the New York Stock Exchange was $1.45 per share.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 5, 2003

ABOUT THIS PROSPECTUS SUPPLEMENT

      This prospectus supplement contains the terms of this offering and is a supplement to the accompanying prospectus. A description of our capital stock is contained in the accompanying prospectus.

      Please read and consider all information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus together with the additional information described under the section entitled “Where You Can Find More Information” in the accompanying prospectus, and the section entitled “Risk Factors” in the accompanying prospectus before you make an investment decision.

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SELLING STOCKHOLDER

      The following table sets forth certain information relating to the selling stockholder’s beneficial ownership of our common stock.

	Beneficial			Beneficial
	Ownership Before			Ownership After
	This Offering			This Offering (1)

	Shares of			Shares of
	Common	Percent of Total	Shares to	Common	Percent of Total
Name and Address	Stock	Outstanding Shares*	be Sold(1)	Stock	Outstanding Shares*

ASARCO Incorporated	7,125,000	5.2%	7,125,000	0	0%
2575 East Camelback Road (Suite 500 Phoenix, AZ 85016)

*	Based on the 140,127,200 shares of common stock outstanding on May 1, 2003.

(1)	Assumes that all of the shares beneficially owned by the selling stockholder are actually sold in the offering.

      The selling stockholder may sell these shares only when and if it has full and unencumbered title to and possession of such shares. If and when Asarco seeks to sell any such shares, whether under the registration statement of which this prospectus supplement constitutes a part, or otherwise, Asarco, and not Coeur d’Alene Mines, will be responsible for properly delivering any such shares to the prospective buyer. These shares may be sold by the selling stockholder only at such time or times as the selling stockholder is entitled to, and determines to, exercise its contractual right to have such shares sold pursuant to this prospectus supplement and the accompanying prospectus.

      All expenses incurred in connection with the registration of the shares of common stock owned by the selling stockholder will be borne by us; provided, that we will not be obligated to pay any underwriting fees, discounts or commissions in connection with the sale of the shares.

Material Relationships with Asarco

      The shares of common stock covered by this prospectus supplement were received by Asarco in exchange for our acquisition of silver assets and properties from Asarco on September 9, 1999. At the time of that initial acquisition, we entered into various agreements with Asarco governing our relationship. Under these agreements, Asarco had the right to request that we register its shares of our common stock under the Securities Act of 1933. We have registered the shares of common stock offered hereby by Asarco pursuant to Asarco’s exercise of such rights.

      In connection with Asarco’s exercise of its registration rights, we also entered into a side agreement with Asarco, dated January 6, 2003, to amend the various agreements previously entered into at the time of the initial acquisition of the shares. Under this side agreement, we agreed with Asarco as follows:

•	Termination of Director Rights. Asarco agreed to cause the directors that had been nominated by Asarco under the shareholders’ agreement between Asarco and us, namely Xavier Garcia de Quevedo Topete and Daniel Tellechea Salido, to resign from our board of directors. The resignations of those persons were effective on January 7, 2003. Asarco also waived any right to nominate directors in the future.

•	Nature of Widely Distributed Public Offerings. In connection with its initial acquisition of shares of our common stock, Asarco had previously agreed, pursuant to the transaction agreement between Asarco and us, that during the five years following such acquisition it would not, without our prior consent, sell shares other than to an affiliate of Asarco or in a widely distributed public offering. Pursuant to the January 2003 side agreement, Asarco agreed that it will limit its sales of such shares so that prior to September 9, 2004, no individual purchaser will purchase in excess of 500,000 shares.

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•	Termination of Corporate Governance Rights. Under the shareholders’ agreement, we had agreed that, until Asarco holds less than 10% of our outstanding common stock, a number of specified actions by us would require the prior written consent of Asarco. These specified actions included, among others, (i) the approval of capital expenditure budgets and specified proposed borrowings or liens, (ii) any proposed liquidation, dissolution or bankruptcy proceeding, (iii) any material change in the nature of our business, (iv) specified issuances of equity, and (v) material amendment of our By-Laws or Articles of Incorporation or any increase in the number of directors above eleven. Pursuant to the January 2003 side agreement, Asarco agreed to waive its approval authority for any of these specified actions and we are no longer obligated to seek the prior approval of Asarco with respect to any such actions.

      Under the shareholders’ agreement entered into in connection with Asarco’s initial acquisition of shares, Asarco agreed that without the consent of our board of directors, Asarco will not acquire common stock or other voting securities of Coeur, or any rights or options to buy any of such securities, if after any such acquisition, Asarco would own more than 20% of the total voting power of all our outstanding voting securities. This provision was not amended pursuant to the January 2003 side agreement and it remains in effect.

      Asarco was acquired by Grupo Mexico S.A. on November 17, 1999, subsequent to our entering into the shareholders’ agreement.

      Asarco, the prior lessee of Coeur’s Rochester mine, also has a net smelter royalty interest that is payable only when the market price of silver equals or exceeds $17.57 per ounce up to maximum rate of 5%. No royalties were required to be paid by Coeur during the three years ended December 31, 2002.

LEGAL MATTERS

      The legality of the shares of common stock offered pursuant to this prospectus supplement has been passed upon by William F. Boyd, Esq., Coeur d’Alene, Idaho. Certain legal matters relating to the registration of the shares under the Securities Act of 1933 have been passed upon for us by Foley & Lardner, Washington, D.C.

EXPERTS

      The financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus, to the extent and for the periods indicated in their reports, have been audited by KPMG LLP, independent public accountants, and are included herein in reliance upon the authority of said firms as experts in giving said reports.

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